12014201

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

RECEIVED FEB 29 2012 SEC MAIL PROCESSING SECTION WASH, D.C. 196

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnTrust Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue 24th Floor
(No. and Street)

New York (City) NY (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Zelenko (212) 224-5506
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg Hymowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnTrust Securities LLC, as of 12/31/, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Amanda S. Hilburn

Notary Public

AMANDA S. HILBURN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01HI6134272
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES SEPT. 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

ENTRUST SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ENTRUST SECURITIES LLC

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members of
EnTrust Securities LLC

We have audited the accompanying statement of financial condition of EnTrust Securities LLC (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of EnTrust Securities LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 22, 2012

ENTRUST SECURITIES LLC

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 323,711
Fees receivable	3,789,089
Other assets	13,978
	$ 4,126,778
LIABILITIES	
Commissions payable	$ 2,000,000
Accrued expenses	2,000
	2,002,000
MEMBERS' EQUITY	
Capital	2,124,778
	$ 4,126,778

See notes to statement of financial condition

ENTRUST SECURITIES LLC

Notes to Statement of Financial Condition
December 31, 2011

NOTE A - ORGANIZATION

EnTrust Securities LLC (the "Company"), a Delaware limited liability company, was organized on April 15, 2003. Effective July 15, 2008, the Company was registered under the Securities Exchange Act of 1934 as a broker-dealer and was approved as a member firm by the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations as a broker-dealer at the close of business on June 30, 2009.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The financial statement are prepared in conformity with accounting principles generally accepted in the United States of America.

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Revenue recognition:

The Company earns fees from securities offerings of its affiliated entities for which the Company makes introductions of prospective investors to the affiliated entities. These fees are recorded as earned.

[3] Income taxes:

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

The Company has not recognized in this financial statement any interest or penalties related to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under audit.

As a limited liability company, the members are individually responsible for income taxes that result from the Company's operations. Therefore, no provision for federal or state income taxes is included in the accompanying financial statements.

NOTE C - CASH

The Company maintains its cash in one bank account which, at times, may exceed federally insured limits.

NOTE D - RELATED PARTY TRANSACTIONS

The Company engages in material transactions with members of related entities. The results of operations of the Company may not be indicative of the results of the operations if the entities operated independently on an arm's length basis.

For the year ended December 31, 2011, all placement fees earned were from affiliated entities.

NOTE D - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company bears the costs of its filing, registration fees, payroll and commission expense. An affiliate, EnTrust Capital Inc., pays all other operating and administrative costs on behalf of the Company and does not receive reimbursement from the Company. For the year ended December 31, 2011, EnTrust Capital Inc. paid expenses totaling $313,001 on behalf of the Company.

NOTE E - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2011, the Company had net capital of $321,711, which is $188,244 in excess of its required net capital.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 6.22 to 1.

The Company claims an exemption from the Securities Exchange Commission Customer Protection Rule 15c3-3 pursuant to Section (k)(2)(i) and does not affect any transactions with customers.